UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                                 Kirkland's Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    497498105
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
       Mr. Philip C. Timon                           Robert G. Minion, Esq.
       Endowment Capital Group, LLC                  Lowenstein Sandler PC
       1515 Market Street, Suite 2000                65 Livingston Avenue
       Philadelphia, Pennsylvania 19102              Roseland, New Jersey 07068
       (215) 563-8600                                (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  August 21, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  497498105
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                          Mr. Philip C. Timon
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)

--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):    WC

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                        Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States

--------------------------------------------------------------------------------
        Number of                        7) Sole Voting Power:        2,554,894*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:            0
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:   2,554,894*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:       0
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                         2,554,894*
--------------------------------------------------------------------------------
  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):             Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):      13.0%*

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):     IN

--------------------------------------------------------------------------------
*Endowment Capital, L.P. and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 2,554,894 shares of the Common Stock, no par value per share (the "Shares"), of Kirkland's Inc., a Tennessee corporation (the "Company"), as of August 21, 2007 (the "Reporting Date"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon (the "Reporting Person") is the sole managing member of Endowment LLC. As a result, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships as of the Reporting Date. By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of 2,554,894 Shares, or approximately 13.0% of the Shares issued and outstanding, as of the Reporting Date. The Reporting Person's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby restated in its entirety as follows:

          The person filing this statement is Mr. Philip C. Timon (the "Reporting Person"), whose business address is 1515 Market Street, Suite 2000, Philadelphia, Pennsylvania 19102. The Reporting Person is the sole managing member of Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), which is the sole general partner of Endowment Capital, L.P. and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), and in such capacity is principally responsible for the management of the affairs of the Limited Partnerships.

          The Limited Partnerships are engaged in the investment in personal property of all kinds, including but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          The Reporting Person has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was, or is, now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby restated in its entirety to read as follows:

          Based upon the information set forth in the Company's Form 10-Q for the quarterly period ending May 5, 2007 filed with the Securities and Exchange Commission on June 11, 2007, there were 19,647,127 Shares issued and outstanding as of June 1, 2007.

          As of August 21, 2007 (the "Reporting Date"), the Limited Partnerships owned in the aggregate 2,554,894 Shares. The Reporting Person is the sole managing member of Endowment LLC, which serves as the sole general partner of each of the Limited Partnerships. As a result, the Reporting Person possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of 2,554,894 Shares, or approximately 13.0% of the issued and outstanding Shares, as of the Reporting Date.

          The following table details the transactions by the Reporting Person, in his capacity as sole managing member of Endowment LLC which serves as the sole general partner of the Limited Partnerships, in Shares during the past sixty (60) days:

Date             Quantity             Price            Type of Transaction

07/19/07           3,400             $3.3060             Open Market Sale
08/21/07         170,000             $1.6012             Open Market Sale

          Except for the transactions listed above, neither the Reporting Person, any person or entity controlled by the Reporting Person, nor any person or entity for which the Reporting Person possesses voting or investment control over the securities thereof, has traded Shares during the past sixty (60) days.



                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        August 23, 2007

                                        /s/  Philip C. Timon
                                        -------------------------------------
                                        Philip C. Timon, in his capacity as sole
                                        managing  member  of  Endowment  Capital
                                        Group,  LLC, the sole general partner of
                                        Endowment Capital,  L.P. and Long Drive,
                                        L.P.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).